UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
888 Seventh Avenue
New York, New York 10019
Tel.: (212) 314-1900

Copy to:

Janet Dunlop
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,822,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,822,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 2 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 3 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 4 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 5 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,822,910*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,822,910*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011..

                 Page 6 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,822,910*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,822,910*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 7 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 8 of 16 Pages

 CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Neil Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 9 of 16 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,822,910*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,822,910*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,822,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

                 Page 10 of 16 Pages

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011 and Amendment No. 2 on March 28, 2011 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following before the last two paragraphs of Item 4:

On April 26, 2011, the parties to the Lion Credit Agreement entered into the Waiver and Sixth Amendment to the Lion Credit Agreement (the “Sixth Lion Amendment”) to the Credit Agreement, dated as of March 13, 2009 (as amended, modified and/or waived, the “Lion Credit Agreement”), with Wilmington Trust FSB, as administrative agent and as collateral agent, Lion Capital (Americas) Inc., as a lender, Lion/Hollywood L.L.C. (“Lion”), as a lender, and the other lenders party thereto.  The Sixth Lion Amendment, among other things:

(i)           provides that by May 31, 2011 the Office of Special Programs (“OSP”) shall develop an operating plan for the remainder of 2011 which is approved by the Audit Committee and reasonably acceptable to the lenders under the Lion Credit Agreement;

(ii)           provides that the OSP (so long as the OSP is in effect) will have authority to implement the operating plan;

(iii)           provides that by December 31, 2011 the OSP (so long as the OSP is in effect) shall develop an operating plan for 2012 which is approved by the Audit Committee and reasonably acceptable to the lenders under the Lion Credit Agreement;

(iv)           provides that, in the event of the issuance and sale of Common Stock or preferred stock (including securities convertible, exercisable or exchangeable for Common Stock or preferred stock), other than certain issuances, including (a) Common Stock or options granted or issued under a board-approved equity incentive plan or other stock option plan for employees of the Issuer and its subsidiaries, and (b) Common Stock issuable upon the exercise of existing warrants issued to Lion, and/or a debt-for-equity exchange or conversion by the Issuer (collectively, a “New Equity Sale”), in a transaction definitively agreed or consummated prior to the earlier of 365 days after the effectiveness of the Lion Amendment and the repayment of the obligations under the Lion Credit Agreement, the Issuer will (x) issue additional warrants to Lion exercisable for a number of shares sufficient to prevent the dilution of Lion’s fully-diluted beneficial ownership as a result of such New Equity Sale at an initial exercise price equal to the lesser of $0.90 and the lowest per Common Stock share sales price implied by the proceeds to the Issuer in a New Equity Sale net of any costs, fees or expenses paid to or on behalf of the investors in such Equity Sale, or the per Common Stock share price implied by a New Equity Sale (if a debt exchange) (in each case, the “Issued Price”), and (y) subject to receiving any required stockholder approval in respect of the initial warrant issued to Lion in 2009, reduce the exercise price of the existing warrants issued to Lion to the lowest Issued Price for such New Equity Sale;

(v)           provides that, in the event of a New Equity Sale for an Issued Price lower than $1.00 (or the applicable exercise price of the warrants issued to Lion at the time) in a transaction definitively agreed or consummated on or after 365 days after the effectiveness of the Lion Amendment and prior to the repayment of the obligations under the Lion Credit Agreement, the Issuer will (x) issue additional warrants to Lion exercisable for a number of shares sufficient to prevent the dilution of Lion’s fully-diluted beneficial ownership as a result of such New Equity Sale at an initial exercise price equal to the lowest Issued Price, and (y) if the Net Cash Proceeds (as defined in the Lion Credit Agreement) or fair market value of any other consideration received from such New Equity Sale (and any other New Equity Sales within a three-month period) are equal to or greater than $5.0 million, and subject to receiving any required stockholder approval in respect of the initial warrant issued to Lion in 2009, reduce the exercise price of the existing warrants issued to Lion to the lowest Issued Price;

(vi)           in connection with each issuance of shares under the Investor Purchase Agreement (the “Investor Purchase Agreement”), dated April 21, 2011, among the Issuer and certain investors (each a “Purchaser” and

                 Page 11 of 16 Pages

collectively, the “Purchasers”) and/or the Purchase Agreement (the “Charney Purchase Agreement”), dated April 27, 2011 between the Issuer and Dov Charney, the Issuer’s Chairman and Chief Executive Officer (“Mr. Charney”), requires the Issuer (x) to issue additional warrants to Lion with an exercise price of $1.00, subject to further adjustment as provided in the warrants and the Lion Credit Agreement, and exercisable for a number of shares sufficient to prevent dilution of Lion’s fully-diluted beneficial ownership as a result of the issuance of such shares pursuant to the Investor Purchase Agreement and/or the Charney Purchase Agreement and (y) subject to receiving any required stockholder approval in respect of the initial warrant issued to Lion in 2009, reduce the exercise price of the existing Lion warrants to $1.00;

(vii)           provides for a new event of default if the requisite stockholder approval fails to authorize the issuance of a sufficient number of shares to permit the transactions contemplated by the Lion Amendment, the Investor Purchase Agreement and the Charney Purchase Agreement;

(viii)           requires a new equity contribution of at least $10,500,000 (which the Issuer received on April 26, 2011, as described below); and

(ix)           waives the requirement that the year-end audit for the fiscal year ended December 31, 2010 be provided without a “going concern” or like qualification.

On April 26, 2011, in connection with the closing of the purchase from the Issuer of approximately 15.8 million shares of the Issuer’s common stock by the Purchasers pursuant to the Investor Purchase Agreement, the Issuer issued to Lion a warrant (the “Second New Lion Warrant”), which expires in 2018 and is exercisable at any time during its term, to purchase an aggregate of 3,063,101 shares of Common Stock at an exercise price of $1.00 per share, as such price may be adjusted from time to time pursuant to the adjustments specified in the Second New Lion Warrant and the Lion Credit Agreement.

If (i) shares of Common Stock are issued to Mr. Charney through the anti-dilution provision of the Charney Purchase Agreement, which provides Mr. Charney the right to receive additional shares of Common Stock if the market price of the Common Stock meets certain thresholds (as further described in the Charney Purchase Agreement), (ii) if the Purchasers exercise their right to purchase additional shares of Common Stock pursuant to their rights under the Investor Purchase Agreement (as further described in the Investor Purchase Agreement), or (iii) Mr. Charney exercises his right under the Charney Purchase Agreement to purchase additional shares of Common Stock (as further described in the Charney Purchase Agreement), respectively, the Lion Credit Agreement would require the Issuer to issue to Lion additional new warrants to purchase shares of Common Stock, as described in the Lion Credit Agreement.

Additionally, on April 26, 2011, the Issuer and Lion entered into a second amendment (the “Lion Warrant Amendment No. 2”) to Lion’s existing warrant issued on March 13, 2009 (as amended, the “Lion Warrant”) and an amendment (the “First New Lion Warrant Amendment No. 1”) to Lion’s existing warrant issued on March 24, 2011 (the “First New Lion Warrant”, and together with the Lion Warrant, the “Existing Lion Warrants” and, such amendments, the “Existing Lion Warrant Amendments”) to reduce the exercise price thereof to $1.00 per share, as such price may be adjusted from time to time pursuant to the adjustments specified in each respective warrant and/or the Credit Agreement.  The effectiveness of the Existing Lion Warrant Amendments in respect of the Lion Warrant is subject to the approval by the Issuer’s stockholders of the exercise price adjustment and the potential issuance of additional shares of Common Stock contemplated by the Existing Lion Warrant Amendments.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Purchase Agreement, the First New Lion Warrant, the Lion Warrant Amendment No. 1, the Lion Warrant Amendment No. 2, the First New Lion Warrant Amendment No. 1, and the Second New Lion Warrant, which are filed herewith as Exhibits 10, 11, 12, 13, 14 and 15, respectively, and incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

                 Page 12 of 16 Pages

(a) The following disclosure assumes that there are 98,547,932 shares of Common Stock outstanding, which is equal to (i) 82,771,426 shares of Common Stock outstanding as of March 31, 2011, as reported by the Issuer in its Preliminary Proxy Statement filed on Schedule 14A with the SEC on April 5, 2011, plus (ii) 15,776,506 shares of Common Stock issued to pursuant to the Investor Purchase Agreement on April 26, 2011 as reported by the Issuer on its Current Report on Form 8-K filed on April 28, 2011.

(b) Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 19,822,910 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrant and First New Lion Warrant.  On an as-converted basis, the full 19,822,910 shares of Common Stock issuable upon exercise of the Lion Warrant, First New Lion Warrant and Second New Lion Warrant would, as of April 26, 2011, constitute approximately 16.8% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 64,745,998 shares of Common Stock, or 54.7% of the Issuer’s total number of shares of Common Stock outstanding as of April 26, 2011 (after giving effect to the issuance of the full 19,822,910 shares of Common Stock issuable upon exercise of the Lion Warrant, First New Lion Warrant and Second New Lion Warrant), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D Amendment No. 5 filing made by Mr. Charney on March 28, 2011.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As the founding and designated members of Lion Capital, Messrs. Lea, Richardson and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea, Richardson and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D

                 Page 13 of 16 Pages

nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea, Richardson or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea, Richardson and Darwent therein.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 with respect to the Lion Credit Agreement, the Investment Agreement, the Lion Warrant, the Amendment, the Voting Agreement, the Purchase Agreement, the First New Lion Warrant, the Lion Warrant Amendment No. 1, the Lion Warrant Amendment No. 2, the First New Lion Warrant Amendment No. 1, and the Second New Lion Warrant is incorporated into this Item 6 by this reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

13.	Lion Warrant Amendment No. 2 (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K, filed on April 28, 2011)

14.	First New Lion Warrant Amendment No. 1 (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K, filed on April 28, 2011)

15.	Second New Lion Warrant (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K, filed on April 28, 2011)

                 Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2011

LION/HOLLYWOOD L.L.C.
By:	/s/ Jacob Capps
Name: Jacob Capps Title: President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

                 Page 15 of 16 Pages

LION CAPITAL LLP
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

NEIL RICHARDSON
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

                 Page 16 of 16 Pages